                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)




                        American Eagle Outfitters, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Stock, Without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  02553D 10 8
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s)

                                  SCHEDULE 13G

 CUSIP NO. 02553D 10 8                                                                 PAGE 2 OF 9 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     |   Retail Ventures, Inc.                                                                           |
|     |   23-1091859                                                                                      |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ X ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |   Pennsylvania                                                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |    3,516,916 Shares                                             |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |            0 Shares                                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |    3,516,916 Shares                                             |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |            0 Shares                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |   3,516,916                                                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |   23.32%                                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |   CO                                                                                              |
-----------------------------------------------------------------------------------------------------------

CUSIP No.  02553D 10 8


                                  SCHEDULE 13G


Item 1.

       (a)    Name of Issuer: American Eagle Outfitters, Inc.

       (b)    Address of Issuer's Principal Executive Offices:
              150 Thorn Hill Drive, Warrendale, Pennsylvania 15086


Item 2.

       (a)    Name of Persons Filing:

              (i)    Retail Ventures, Inc., a Pennsylvania corporation

              (ii)   Natco Industries, Inc., a Delaware corporation

              (iii)  Jay L. Schottenstein

       (b)    Address of Principal Business Office, or, if none, Residence:

              (i)    1800 Moler Road, Columbus, Ohio 43207

              (ii)   1800 Moler Road, Columbus, Ohio 43207

              (iii)  1800 Moler Road, Columbus, Ohio 43207

       (c)    Citizenship:

              (i) Retail Ventures, Inc. is incorporated under the laws of the State of Pennsylvania.

              (ii) Natco Industries, Inc. is incorporated under the laws of the State of Delaware.

              (iii)  Mr. Schottenstein is a United States Citizen.

                                Page 3 of 7 Pages

CUSIP No.  02553D 10 8


       (d)    Title of Class of Securities: Common Stock, without par value.

       (e)    CUSIP Number: 02553D 10 8


Item 3.

       Not applicable.


Item 4.

Retail Ventures, Inc.

       (a) Amount Beneficially Owned: 3,516,916 shares (total adjusted for 3-for-2 stock split on 1/5/98)

       (b)    Percent of Class: 23.3%

       (c)    Number of Shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 3,516,916 shares

              (ii)   Shared power to vote or to direct the vote: 0

              (iii)  Sole power to dispose or to direct the disposition of:
                     3,516,916 shares

              (iv) Shared power to dispose or to direct the disposition of: 0 shares

Natco Industries, Inc.

       (a) Amount Beneficially Owned: 4,660,783 shares (total adjusted for 3-for-2 stock split on 1/5/98)

       (b)    Percent of Class: 30.91%

       (c)    Number of Shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 4,660,783 shares

              (ii)   Shared power to vote or to direct the vote: 0

                                Page 4 of 7 Pages

CUSIP No.  02553D 10 8


              (iii)  Sole power to dispose or to direct the disposition of:
                     4,660,783 shares

              (iv) Shared power to dispose or to direct the disposition of: 0 shares

Jay L. Schottenstein

       (a) Amount Beneficially Owned: 3,696,939 shares (total adjusted for 3-for-2 stock split on 1/5/98)

       (b)    Percent of Class: 24.52%

       (c)    Number of Shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 3,696,939 shares

              (ii)   Shared power to vote or to direct the vote: 0

              (iii)  Sole power to dispose or to direct the disposition of:
                     3,696,939 shares

              (iv) Shared power to dispose or to direct the disposition of: 0 shares


Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

                                Page 5 of 7 Pages

CUSIP No.  02553D 10 8


Item 8.       Identification and Classification of Members of the Group.

              For purposes of this report, Retail Ventures, Inc. (RVI) and Natco Industries, Inc. (Natco) shall constitute a group.

              RVI, a Pennsylvania corporation, is the record and beneficial owner of 3,516,916 shares of common stock of the Issuer. Jay L. Schottenstein is the Chairman and Chief Executive Officer of RVI. Mr. Schottenstein is the beneficial owner of 59.7% of the outstanding voting securities of RVI and exercises sole and/or shares voting and investment power over these shares held in trust for family members as to which Mr. Schottenstein is Trustee. Accordingly, Mr. Schottenstein may be deemed to be the beneficial owner of the shares of common stock of the Issuer held by RVI.

              Natco, a Delaware corporation, is the record and beneficial owner of 4,660,783 shares of common stock of the Issuer. Jay L. Schottenstein is the Chairman and Chief Executive Officer of Natco. Geraldine Schottenstein, mother of Jay L. Schottenstein, is no longer included as a member of the group, even though she is trustee of trusts that own a majority of the outstanding stock of Natco, since she does not have the power to direct the voting of all of such shares.


Item 9.       Notice of Dissolution of Group.

              Not applicable.


Item 10.      Certification.

              Not applicable.

                                Page 6 of 7 Pages

CUSIP No.  02553D 10 8

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       RETAIL VENTURES, INC., a
                                       Pennsylvania corporation



Dated:  April 9, 1998             By:  /s/ Jay L. Schottenstein
                                     ---------------------------------------
                                           Jay L. Schottenstein
                                           Chairman and Chief Executive Officer


                                       NATCO INDUSTRIES, INC., a
                                       Delaware corporation


Dated:  April 9, 1998             By:  /s/ Jay L. Schottenstein
                                     ---------------------------------------
                                           Jay L. Schottenstein
                                           Chairman and Chief Executive Officer



Dated:  April 9, 1998             By:  /s/ Jay L. Schottenstein
                                     ---------------------------------------
                                           Jay L. Schottenstein, individually

                                Page 7 of 7 Pages